Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

As of December 31, 2019, CBTX, Inc. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s common stock.

Description of Common Stock

The following is a summary and does not describe every right, term or condition of owning the Company’s common stock. It is subject to and is qualified in its entirety by reference to the Company’s amended and restated certificate of formation (the “Certificate of Formation”) and amended and restated bylaws (the “Bylaws”). For a complete description, refer to the Certificate of Formation and the Bylaws and any applicable provisions of relevant law, including the applicable provisions of the Texas Business Organizations Code and federal law governing bank holding companies.

General

The Certificate of Formation authorizes the Company to issue up to 90,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The authorized but unissued shares of the Company’s capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Voting

Each holder of the Company’s common stock is entitled to one vote for each share held of record on all matters on which shareholders generally are entitled to vote, except as otherwise required by law. The rights of the holders of the Company’s common stock to vote on certain matters may be subject to the rights and preferences of the holders of any outstanding shares of any preferred stock that the Company may issue. The Certificate of Formation expressly prohibits cumulative voting.

Dividends and Other Distributions

Subject to certain regulatory restrictions and to the rights of holders of the Company’s preferred stock and any other class or series of stock having a preference as to dividends over the common shares then outstanding, dividends may be paid on the shares of common stock out of assets legally available for dividends, but only at such times and in such amounts as the Company’s board of directors (the “Board of Directors”) shall determine and declare.

Preemptive Rights

Holders of the Company’s common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of the Company’s capital stock upon any future issuance of shares.

Liquidation Rights

Subject to applicable law, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, all holders of the Company’s common stock would be entitled to share, ratably in proportion to the number of shares held by them, in all of the Company’s remaining assets available for distribution to the Company’s shareholders after payment of creditors and subject to any prior distribution rights related to the Company’s preferred stock and any other class or series of stock having a preference over the common shares then outstanding.  The holders of the Company’s common stock have no conversion rights or other subscription rights. There are no other redemption or sinking fund provisions that are applicable to the Company’s common stock.

Preferred Stock Issuances

The Certificate of Formation authorizes the Board of Directors to issue up to 10,000,000 shares of one or more series of preferred stock. The Board of Directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company’s shareholders. As noted herein, the preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Company’s common stock.

Certain Anti-Takeover Effects

The Certificate of Formation and Bylaws contain certain provisions that could have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control of the Company or a replacement of the incumbent Board of Directors or management of the Company. The governing documents of the Company include provisions that:

•	empower the Board of Directors, without shareholder approval, to issue preferred stock, the terms of which, including voting power, are to be set by the Board of Directors;
•	establish a classified Board of Directors, with directors of each class serving a three-year term;
•	provide that directors may only be removed from office for cause and only upon a majority shareholder vote;
•	eliminate cumulative voting in elections of directors;
•	permit the Board of Directors to alter, amend or repeal the Bylaws or to adopt new bylaws;
•	require the request of holders of at least 50.0% of the outstanding shares of the Company’s capital stock entitled to vote at a meeting to call a special shareholders’ meeting;
•	prohibit shareholder action by less than unanimous written consent, thereby requiring virtually all actions to be taken at a meeting of the shareholders;
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require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at any such annual meeting of shareholders, to provide timely notice of their intent in writing; and

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enable the Board of Directors to increase, between annual meetings (no more than two vacancies), the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors.

Classified Board of Directors

Pursuant to the Bylaws, commencing with the annual shareholders’ meeting held in 2018, the Board of Directors has been classified into three classes, Class I, Class II and Class III, with members of each class serving a three-year term.  The Company’s four Class I directors were elected at the Company’s 2019 annual meeting for terms to expire at the 2022 annual meeting of shareholders; the terms of the Company’s four Class II directors expire at the Company’s 2020 annual meeting of shareholders; and the terms of the Company’s three Class III directors expire at the Company’s 2021 annual meeting of shareholders.

Listing

The Company’s common stock is listed on the NASDAQ Stock Market under the trading symbol “CBTX.”

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